[redacted]

SECURITIE! 04016366 SION

SO 3/17/04

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR - 1 2004 158

SEC FILE NUMBER
8- 65857

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 9/30/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

_AQUARIUS FUND DISTRIBUTORS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4020 S. 147TH STREET
(No. and Street)

OMAHA (City) **NE** (State) **68137** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ANN ZEMANN **402-493-1731**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SEIM, JOHNSON, SESTAK & QUIST, LLP
(Name - *if individual, state last, first, middle name*)

8807 INDIAN HILLS DRIVE (Address) **OMAHA** (City) **NE** (State) **68114** (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, ____SUSAN KINEEN______________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___**AQUARIUS FUND DISTRIBUTORS, INC.**____, as of **DECEMBER 31, 2003**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: **NONE.**

Susan L. Kineen
Signature

Treasurer
Title

Patricia J. Huber
Notary Public

GENERAL NOTARY - State of Nebraska
PATRICIA J. HUBER
My Comm. Exp. Dec. 18, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AQUARIUS FUND DISTRIBUTORS, INC.
(A WHOLLY-OWNED SUBSIDIARY OF NORTHSTAR FINANCIAL SERVICES GROUP, LLC)

Financial Statements
December 31, 2003

Together with Independent Auditor's Report

AQUARIUS FUND DISTRIBUTORS, INC.
(A WHOLLY-OWNED SUBSIDIARY OF NORTHSTAR FINANCIAL SERVICES GROUP, LLC)

Table of Contents

December 31, 2003

SEIM
JOHNSON
SESTAK &
QUIST, LLP
CONSULTANTS
& ACCOUNTANTS

8807 INDIAN HILLS DRIVE
Suite 300
OMAHA, NEBRASKA
68114-4123
TEL: (402) 330.2660
FAX: (402) 330.5108
mail@sjsq.com
www.sjsq.com

Independent Auditor's Report

Board of Directors and Stockholder
Aquarius Fund Distributors, Inc.
Omaha, Nebraska:

We have audited the accompanying statement of financial condition of Aquarius Fund Distributors, Inc. (a wholly-owned subsidiary of NorthStar Financial Services Group, LLC) as of December 31, 2003, and the related statements of operations, changes in stockholder's equity and changes in financial condition for the period since inception (February 19, 2003) through December 31, 2003 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aquarius Fund Distributors, Inc. as of December 31, 2003, and the results of its operations and changes in financial condition for the period then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Seim, Johnson, Sestak & Quist, LLP

Omaha, Nebraska,
January 30, 2004.

AQUARIUS FUND DISTRIBUTORS, INC.
(A Wholly-Owned Subsidiary of NorthStar Financial Services Group, LLC)

Statement of Financial Condition
December 31, 2003

ASSETS		**2003**
Cash	$	141,149
Receivable from non-customer		194,849
Investment in and receivable from affiliates, subsidiaries and associated partnerships		204,860
Other assets		27,800
	$	568,658
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Accounts payable, accrued liabilities, expenses and other	$	242,246
Contingent liabilities		
Stockholder's equity		
Common stock; $.01 par value; authorized 100,000 shares; Issued and outstanding, 1,000 shares		10
Additional paid-in capital		49,990
Retained earnings		276,412
Total stockholder's equity		326,412
	$	568,658

See notes to financial statements

AQUARIUS FUND DISTRIBUTORS, INC.
(A Wholly-Owned Subsidiary of NorthStar Financial Services Group, LLC)

Statement of Operations
For the Period Since Inception (February 19, 2003) to December 31, 2003

		2003
REVENUE:		
Commissions on all other securities	$	683,931
EXPENSES:		
Commissions		181,693
Employee compensation and benefits		24,127
General and administrative expenses		6,593
Management fees		28,176
Total expenses		240,589
Net income before income taxes		443,342
Provision for income taxes		166,930
Net income after income taxes	$	276,412

See notes to financial statements

AQUARIUS FUND DISTRIBUTORS, INC.
(A Wholly-Owned Subsidiary of NorthStar Financial Services Group, LLC)

Statement of Changes in Stockholder's Equity
For the Period Since Inception (February 19, 2003) to December 31, 2003

	Common Stock	Paid-In Capital	Retained Earnings	Total
Issuance of stock at inception	10	49,990	--	50,000
Net income after income taxes	--	--	276,412	276,412
Balances, end of period	$ 10	49,990	276,412	326,412

See notes to financial statements

AQUARIUS FUND DISTRIBUTORS, INC.
(A Wholly-Owned Subsidiary of NorthStar Financial Services Group, LLC)

Statement of Changes in Financial Condition
For the Period Since Inception (February 19, 2003) to December 31, 2003

	2003
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 276,412
Adjustment to reconcile net income to net cash provided by operating activities:	
Increase in operating assets:	
Receivable from non-customer	(194,849)
Other assets	(27,800)
Investment in and receivable from affiliates, subsidiaries and associated partnerships	(204,860)
Increase in operating liabilities:	
Accounts payable, accrued liabilities, expenses and other	242,246
Net cash provided by operating activities	91,149
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital contribution	50,000
Net increase in cash	141,149
Cash, beginning of period	--
Cash, end of period	$ 141,149

See notes to financial statements

AQUARIUS FUND DISTRIBUTORS, INC.
(A Wholly-Owned Subsidiary of NorthStar Financial Services Group, LLC)

Notes to Financial Statements
December 31, 2003

(1) Organization and Summary of Significant Accounting Policies

Aquarius Fund Distributors, Inc. ("Aquarius" or the "Company") is a Nebraska corporation providing mutual fund distribution services to investment companies and mutual funds and annuity products to the general public. On December 31, 2003, Aquarius changed its form of organization from a Nebraska corporation to a Nebraska limited liability company. Aquarius is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). This summary of significant accounting policies of Aquarius is presented to assist in understanding Aquarius' financial statements. The financial statements and notes are representations of Aquarius' management, who are responsible for their integrity and objectivity. The Company derives all of its income from one source.

The inception date of the Company was February 19, 2003. However, operations commenced on September 30, 2003.

A. *Basis of Accounting*

Aquarius prepares its financial statements on the accrual basis using accounting principles generally accepted in the United States of America.

B. *Estimates*

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

C. *Cash*

Cash is defined as all highly liquid debt instruments with an original maturity of three months or less.

D. *Receivable from Non-Customer*

The Company considers the receivable from non-customer to be fully collectible and, accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

E. *Commissions*

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

F. *Income Taxes*

Deferred taxes and liabilities are determined based on the differences between financial statement and tax bases of assets and liabilities using enacted tax rates and law applicable to the years in which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

(2) Net Capital Requirements

Aquarius is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 in the first year and 15 to 1 in subsequent years. At December 31, 2003, the Company had net capital of $47,089, which was $20,999 in excess of its required net capital of $26,090. The Company's net capital to required net capital ratio was 1.80 to 1.

(3) Related Parties

Aquarius' parent company, NorthStar Financial Services Group, LLC (NorthStar), provides management services for a number of subsidiaries. NorthStar allocates direct expenses to the subsidiaries, and then allocates any remaining expenses to each subsidiary based on the number of employees of each subsidiary. The amount of expenses allocated to Aquarius in 2003 was $28,176. This entire amount was outstanding as a payable to NorthStar at December 31, 2003 and included in accounts payable, accrued liabilities, expenses and other on the statement of financial condition.

Aquarius receives marketing and shareholder servicing fees for certain accounts for which an affiliate, Clarke Lanzen Skalla Investment Firm, LLC (also a wholly-owned subsidiary of NorthStar) acts as investment advisor.

In the ordinary course of business, Aquarius may advance funds to affiliated NorthStar companies. At December 31, 2003, the amount receivable from affiliates was $204,860.

During 2003, Aquarius paid commissions to a shareholder of NorthStar. The total amount of commissions earned by this shareholder during 2003 was $175,958, of which $47,140 was still owed to him at December 31, 2003.

(4) Income Taxes

The components of income tax expense are

		2003
Current portion:		
Federal	$	136,561
State		30,369
	$	166,930

The provision for income tax differs from the "expected" tax expense (computed by applying Federal and State statutory rates to income before income taxes) due to certain expenses not being deductible for income tax purposes.

The Company is a member of a controlled group of corporations and limited liability companies which file separate tax returns. The provision for income taxes is computed primarily on a separate company basis and the members of the controlled group file an annual election to allocate the corporate surtax exemption amount and other income tax attributes between each member.

AQUARIUS FUND DISTRIBUTORS, INC.

(A WHOLLY-OWNED SUBSIDIARY OF NORTHSTAR FINANCIAL SERVICES GROUP, LLC)

Computation of Aggregate Indebtedness and Net Capital in Accordance with Rule 15c3-1 Under the Securities Exchange Act of 1934
December 31, 2003

Aggregate Indebtedness:		
Commissions payable		$ 47,140
Due to affiliate		28,176
Income taxes payable (excluding those related to disallowed receivables)		133,401
Total Aggregate Indebtedness		$ 208,717
Net Capital:		
Credit items:		
Income taxes payable related to disallowed receivables	$ 33,529	
Common stock	10	
Additional paid-in capital	49,990	
Retained earnings	276,412	$ 359,941
Deduct Non-Allowable Assets:		
Disallowed receivables	80,192	
Prepaid expenses	27,800	
Receivable from affiliate	204,860	312,852
Net Capital		$ 47,089
Capital Requirements:		
Minimum dollar requirement*		$ 26,090
Net capital exceeding requirement		20,999
Net Capital		$ 47,089
Percentage of Net Capital to Required Capital		1.80 to 1
Percentage of Aggregate Indebtedness to Net Capital		4.43 to 1

* As this is the first year of operations for Aquarius, the minimum dollar requirement is the greater of $25,000 or 12.5% of aggregate indebtedness ($208,717 x 12.5% = $26,090). In future years, the minimum dollar requirement will be the greater of $25,000 or 6⅔% of aggregate indebtedness.

AQUARIUS FUND DISTRIBUTORS, INC.
(A WHOLLY-OWNED SUBSIDIARY OF NORTHSTAR FINANCIAL SERVICES GROUP, LLC)

Reconciliation of Net Capital and Aggregate Indebtedness Per Audit Report to Client's FOCUS Report December 31, 2003

Net capital, as reported in Company's Part II (unaudited) FOCUS report, as originally filed	$	55,152
Audit adjustment to record additional commission revenue		28,568
Audit adjustment to record additional commissions payable		(27,140)
Audit adjustment to reduce management fees		57,102
Audit adjustment to record additional provision for income tax expense		(19,930)
NASD adjustment to classify receivables as non-allowable		(80,192)
NASD adjustment to classify income tax payable related to non-allowable receivables as capital		33,529
Net capital per audit report	$	47,089

Aggregate indebtedness as reported in Company's Part II (unaudited) FOCUS report, as originally filed	$	252,278
Audit adjustment to record additional commissions payable		27,140
Audit adjustment to reduce management fees		(57,102)
Audit adjustment to record additional provision for income tax expense		19,930
NASD adjustment to classify income tax payable related to non-allowable receivables as capital		(33,529)
Aggregate indebtedness per audit report	$	208,717

AQUARIUS FUND DISTRIBUTORS, INC.
(A WHOLLY-OWNED SUBSIDIARY OF NORTHSTAR FINANCIAL SERVICES GROUP, LLC)

Information Relating to Possession or Control Requirements
December 31, 2003

This firm claims exemption to SEC Rule 15c3-3 pursuant to Paragraph (k) (2)(ii).

AQUARIUS FUND DISTRIBUTORS, INC.
(A WHOLLY-OWNED SUBSIDIARY OF NORTHSTAR FINANCIAL SERVICES GROUP, LLC)

Computation of Reserve Requirement
December 31, 2003

This firm claims exemption to SEC Rule 15c3-3 pursuant to Paragraph (k)(2)(i).

SEIM JOHNSON SESTAK & QUIST, LLP
CONSULTANTS & ACCOUNTANTS

8807 INDIAN HILLS DRIVE
Suite 300
OMAHA, NEBRASKA
68114-4123
TEL: (402) 330.2660
FAX: (402) 330.5108
mail@sjsq.com
www.sjsq.com

Harvey D. Johnson, CPA
Wendell L. Quist, CPA
Clifford C. Huntington, CPA
Roger E. Howard, CPA
Roger E. Thompson, CPA
Tom H. Schnack, CPA
Daniel L. Hassel, CPA
Dennis K. Grindle, CPA
Dennis R. Hein, CPA
Brent T. Friehauf, CPA
Barbara J. Fajen, CPA
Brian D. Green, CPA

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Board of Directors and Stockholder
Aquarius Fund Distributors, Inc.
Omaha, Nebraska:

In planning and performing our audit of the financial statements and additional information of Aquarius Fund Distributors, Inc. (a wholly-owned subsidiary of NorthStar Financial Services Group, LLC) for the period ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objective stated in Rule 17a-5(g) in making periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining the compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against losses from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

Due to the limited size of the Company and number of personnel involved in the accounting function, conditions exist that do not permit the proper segregation of duties or certain other controls and procedures for reliance or implementation of a detailed system of internal controls. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Seim, Johnson, Sestak & Quist, LLP

Omaha, Nebraska,
January 30, 2004.